UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under The Securities Exchange Act of 1934*

THE WISER OIL COMPANY

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

977284 10 8

(CUSIP Number)

Wiser Investment Company, LLC

c/o George K. Hickox, Jr.

1629 Locust Street

Philadelphia, PA 19103

(215) 546-6595

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Ann Marie Cowdrey

Thompson & Knight L.L.P.

1700 Pacific Avenue, Suite 3300

Dallas, TX 75201

(214) 969-1700

April 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 977284108	SCHEDULE 13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Wiser Investment Company, LLC 74-2936582

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) Sole Voting Power 4,126,274 (8) Shared Voting Power 2,705,882 (9) Sole Dispositive Power 4,126,274 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,832,156

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11) 42.1%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 977284108	SCHEDULE 13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Dimeling, Schreiber & Park Reorganization Fund II, L.P. 23-2940857

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO, AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) Sole Voting Power 308,760 (8) Shared Voting Power 2,705,882 (9) Sole Dispositive Power 3,014,642 (10) Shared Dispositive Power 0

(15)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,014,642

(16)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(17)	Percent of Class Represented by Amount in Row (11) 19.5%

(18)	Type of Reporting Person (See Instructions) PN

CUSIP No. 977284108	SCHEDULE 13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DSP Investors, L.L.C. 75-3058663

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO, AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) Sole Voting Power 308,760 (8) Shared Voting Power 2,705,882 (9) Sole Dispositive Power 3,014,642 (10) Shared Dispositive Power 0

(19)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,014,642

(20)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(21)	Percent of Class Represented by Amount in Row (11) 19.5%

(22)	Type of Reporting Person (See Instructions) OO

This Amendment No. 3 to Schedule 13D is filed to report the Reporting Persons’ cumulative increase in beneficial ownership since the filing of Amendment No. 2 to Schedule 13D as a result of the issuance of 186,145 shares of Common Stock as dividends paid in kind on Preferred Stock held by the Reporting Persons. On May 26, 2003, the Preferred Stock automatically converted to Common Stock. Accordingly, there will be no additional shares of Common Stock issued as dividends paid in kind on the Preferred Stock previously held by the Reporting Persons. This Amendment No. 3 also reflects a structural change in the form of beneficial ownership by certain of the Reporting Persons since the filing of the last amendment.

Unless specifically hereby amended, the information in the Schedule 13D remains unchanged. Unless otherwise defined herein, all defined terms used herein have the same meaning as in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a) – (c)

This Statement is being filed by Wiser Investment Company, LLC, a Delaware limited liability company (“WIC”); Dimeling, Schreiber & Park Reorganization Fund II, L.P, a Delaware limited partnership (“DSP Fund”), the beneficial and now record owner of the shares previously registered in the name of Dimeling, Schreiber and Park, a Pennsylvania general partnership and former general partner of DSP Fund (the “Original DSP”); and DSP Investors, L.L.C., a Delaware limited liability company (“DSP LLC”). WIC, DSP Fund and DSP LLC are collectively referred to herein as the “Reporting Persons.” In 2001, William R. Dimeling, one of the partners of the Original DSP, passed away causing a reconstitution of the Original DSP into a Delaware limited partnership. Original DS&P was then replaced as general partner of DSP Fund by DSP LLC. Mr. Richard R. Schreiber, Mr. Steven G. Park, Mr. Peter D. Schreiber and Mr. William R. Quinn are members of DSP LLC. The Stock Certificates previously issued in the name of Original DS&P, and representing shares beneficially owned by DSP Fund, have been recently retitled into the name of DSP Fund.

The principal business offices of WIC are located at 1629 Locust Street, Philadelphia, Pennsylvania 19103. WIC was formed for the purpose of completing the transactions described in Items 3 and 4. Current information concerning the members and managing directors of WIC is set forth below:

Name and Business Address	Capacity in Which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

George K. Hickox, Jr. 1629 Locust Street Philadelphia, PA 19103	Member, Manager	Chairman and Chief Executive Officer of The Wiser Oil Company	The Wiser Oil Company 8115 Preston Road, Suite 400 Dallas, Texas 75225

Douglas P. Heller 1629 Locust Street Philadelphia, PA 19103	Member, Manager	Private investing activities in energy-related businesses and assets	Heller Hickox & Co. 1629 Locust Street Philadelphia, PA 19103

Scott W. Smith 1629 Locust Street Philadelphia, PA 19103	Member, Manager	Private investing activities in energy-related businesses and assets	Sabine Energy Company, LLC 910 Travis Street, Suite 2130 Houston, Texas 77002

The principal business offices of DSP Fund are located at 1629 Locust Street, Third Floor, Philadelphia, Pennsylvania 19103. The principal business of DSP Fund is engaging in middle market investments. DSP LLC is the sole general partner of DSP Fund. Current information concerning the partners of DSP LLC is set forth below:

Name and Business Address	Capacity in Which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Richard R. Schreiber 1629 Locust Street Philadelphia, PA 19103	Member	Private investing activities	DSP Investors, L.L.C. 1629 Locust Street, 3rd Floor Philadelphia, PA 19103

Steven G. Park 1629 Locust Street Philadelphia, PA 19103	Member	Private investing activities	DSP Investors, L.L.C. 1629 Locust Street, 3rd Floor Philadelphia, PA 19103

Peter D. Schreiber 1629 Locust Street Philadelphia, PA 19103	Member	Private investing activities	DSP Investors, L.L.C. 1629 Locust Street, 3rd Floor Philadelphia, PA 19103

William R. Quinn 1629 Locust Street Philadelphia, PA 19103	Member	Private investing activities	DSP Investors, L.L.C. 1629 Locust Street, 3rd Floor Philadelphia, PA 19103

(d) During the last five years, none of the entities or individuals identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the entities or individuals identified in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Each of the individuals identified in this Item 2 is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) On June 1, 2001, WIC acquired warrants to purchase 296,686 shares of Common Stock at $4.25 per share (subject to adjustment) for an aggregate purchase price of $5,933.72. As used in this Schedule 13D, the term “Warrants” refers to warrants to acquire a total of 741,716 shares of Common Stock consisting of warrants granted June 1, 2001 and May 26, 2000 to purchase 296,686 and 445,030 shares of Common Stock, respectively.

As of the date of this Statement, WIC may be deemed to have beneficial ownership of 6,832,156 shares of Common Stock, assuming complete exercise of the Warrants. Such shares would represent approximately 42.1% of the issued and outstanding shares of the Issuer’s Common Stock as of March 24, 2004. As of March 24, 2004, there were 15,470,007 shares of the Issuer’s Common Stock outstanding.

As of the date of this Statement, Mr. Hickox may be deemed to have beneficial ownership of 25,800 shares of Common Stock owned by his wife.

As of the date of this Statement, Mr. Heller may be deemed to have beneficial ownership of 7,700 shares of Common Stock owned by his children.

As of the date of this Statement, Mr. Smith may be deemed to have beneficial ownership of 7,800 shares of Common Stock.

As of the date of this Statement, DSP Fund may be deemed to have beneficial ownership of 3,014,642 shares of Common Stock, representing approximately 19.5% of the issued and outstanding shares of the Issuer’s Common Stock as of March 24, 2004.

As of the date of this Statement, DSP LLC (as general partner of DSP Fund) may be deemed to have beneficial ownership of 3,014,642 shares of Common Stock, representing approximately 19.5% of the issued and outstanding shares of the Issuer’s Common Stock as of March 24, 2004.

(b) WIC has the sole power to vote or to direct the vote and has the sole power to dispose or direct the disposition of the 4,126,274 shares of Common Stock, which consists of (i) 3,152,940 shares of Common Stock issued upon conversion of the Preferred Stock purchased by WIC and Investors, (ii) 231,618 shares of Common Stock issued to WIC and Investors by the Issuer as paid in kind dividends on the Preferred Stock, and (iii) 741,716 shares of Common Stock underlying the Warrants. Subject to the terms of the Stockholder Agreement described in Item 6 of the Original Schedule 13D, WIC has shared power to vote or to direct the vote of the 2,705,882 shares of Common Stock issued upon conversion of the Preferred Stock purchased by DSP Fund. Pursuant to the Voting Agreement described in Item 6 of the Original Schedule 13D, DSP Fund has irrevocably appointed WIC as its attorney-in-fact and proxy to vote the Preferred Stock held by DSP Fund on all matters, other than certain excluded matters, in such a manner as WIC, in its sole discretion, deems proper. DSP Fund has retained the right to vote the 2,705,882 shares in its sole discretion, with respect to the merger, consolidation, reorganization, bankruptcy, liquidation, recapitalization or sale of substantially all of the assets of the Issuer. DSP Fund has the sole power to vote or to direct the vote of the 308,760 shares of Common Stock issued to DSP Fund by the Issuer as paid in kind dividends on the Preferred Stock (the “DSP Dividends”). DSP Fund has the sole power to dispose or direct the disposition of the 2,705,882 shares of Common Stock underlying the Preferred Stock purchased by DSP Fund and the DSP Dividends, subject to the Stockholders Agreement.

Mr. Hickox has shared voting and dispositive power over an additional 25,800 shares of Common Stock owned by his wife. Mr. Heller has shared voting and dispositive power over an additional 7,700 shares of Common Stock owned by his children. Mr. Smith has sole voting and dispositive power over an additional 7,800 shares of Common Stock.

(c) None of the Reporting Persons have acquired any shares of Common Stock of the Issuer during the past sixty days, other than the purchases reported herein.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2004	WISER INVESTMENT COMPANY, LLC

	By:	/s/ GEORGE K. HICKOX, JR.
George K. Hickox, Jr., Manager

Date: April 23, 2004	DIMELING, SCHREIBER & PARK REORGANIZATION FUND II, L.P.

	By:	DSP Investors, LLC, its general partner

		By:	/s/ RICHARD R. SCHREIBER
Richard R. Schreiber, Member

Date: April 23, 2004	DSP INVESTORS, L.L.C.

	By:	/s/ RICHARD R. SCHREIBER
Richard R. Schreiber, Member